UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated October 9, 2024 titled “GeoPark Announces Third Quarter 2024 Operational Update”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES THIRD QUARTER 2024 OPERATIONAL UPDATE

APPRAISAL DRILLING AND SECONDARY RECOVERY
SUPPORT COLOMBIAN PRODUCTION

MATA MORA NORTE POSTS RECORDS

Bogota, Colombia – October 9, 2024 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator, announces its operational update for the three-month period ended September 30, 2024 (“3Q2024”).

Oil and Gas Production and Operations

•	3Q2024 consolidated average oil and gas production of 33,215[1] boepd, 7% lower than 2Q2024 due to the continued closure of the Manati gas field in Brazil (GeoPark non-operated, 10% WI), performance in the Llanos 34 Block (GeoPark operated, 45% WI) not offsetting the natural base decline, and continued blockades affecting operations in the Llanos 34 Block and the CPO-5 Block (GeoPark non-operated, 30% WI). These factors were previously identified as risks, and their realization has impacted production within the anticipated 1,500-2,500 boepd range

•	Production from Llanos Exploration increased 28% vs 2Q2024 (1,581 boepd net; 3,162 boepd gross), mainly driven by the Toritos 2 and the Toritos Norte wells in the Llanos 123 Block (GeoPark operated, 50% WI)

•	Production at the Mata Mora Norte Block (GeoPark non-operated, 45% WI) in Argentina reached a record of 15,418 boepd gross during August 2024. GeoPark will consolidate production from its Argentina acquisition at the closing of the transaction, expected in 4Q2024

•	9 rigs currently in operation (5 drilling rigs and 4 workover rigs), including one drilling rig in Argentina

Llanos 34 Block: Secondary Recovery Continues

•	3Q2024 average production of 20,445 boepd net (45,437 boepd gross), 11% lower than 2Q2024 and in line with the associated risks described above and in the 2Q2024 Results Release

•	Horizontal wells are currently contributing 16% of total production in the block (7,400 boepd gross). First horizontal well to the Guadalupe Formation put on production on July 2024, and first short radius horizontal well to the Mirador Formation put on production on September 2024

•	Waterflooding projects continued performing above plan, delivering around 5,000 boepd in 3Q2024, 11% of total production in the block

•	The Curucucu 4 appraisal well reached total depth in September 2024, with completion expected by mid-October 2024

CPO-5 Block: Production Remains Close to Record Levels

•	3Q2024 average production of 7,721 boepd net (25,738 boepd gross), within 3% of record quarterly production achieved in 2Q2024

•	The Cante Flamenco-2 exploration well was spudded in August 2024, targeting the Lower Mirador Formation, with the Ubaque Formation as the secondary objective

•	Prospects are being identified from 232 sq km of new 3D seismic

Argentina: Mata Mora Norte Block in the Vaca Muerta Top 10

•	Mata Mora Norte Block average production in 3Q2024 was 12,621 boepd gross, 1% higher than 2Q2024, following the put-on production of Pad-4

•	Production record of over 3,200 boepd gross at the Mata Mora Norte 2223 well makes it one of the highest producing wells in Vaca Muerta

1 Not including production from the Mata Mora Norte Block in Vaca Muerta, Argentina

•	Transaction effective date was July 1, 2024. Regulatory closing of acquisition is expected in 4Q2024

Llanos Exploration: Drilling Success Increases Production by 28%

•	Llanos 123 Block:

-	The Toritos 2 appraisal well drilled in 2Q2024 found pay in the Barco and Lower Mirador formations and is currently producing 790 bopd gross

-	The Toritos Norte 1 appraisal well drilled in 2Q2024, testing the Barco Formation, is currently producing 430 bopd gross

•	Llanos 86 and Llanos 104 Blocks (GeoPark operated, 50% WI):

-	Interpretation of seismic data continues, exploratory projects being defined

Ecuador: Intervention Increases Production

•	Perico Block (GeoPark non-operated, 50% WI):

-	Production increased 8% versus 2Q2024 to 3,570 gross bopd in 3Q2024, due to increased workovers and well services

-	Performed 2 workovers (Perico Norte 5 and Perico Norte 3) and 1 well service (Perico Norte 2), delivering above plan

•	Espejo Block (GeoPark operated, 50% WI):

-	The Espejo Sur B3 and Espejo Sur B1 wells currently producing 675 bopd gross

-	The Espejo Norte A1 exploration well reached total depth in August 2024, targeting the Napo formation. After a few weeks of testing, the well was deemed non-economic and is currently under evaluation

Upcoming Catalysts 4Q2024

•	Drilling 3-6 gross wells in 4Q2024 for the base business and 4 gross wells in Argentina, targeting conventional, unconventional, appraisal and exploration projects

•	Key projects include:

-	Llanos 34 Block: Drilling one infill well in the Tigui area and an additional well in the Curucucu field. Incorporating four additional waterflooding injection patterns

-	Mata Mora Norte Block: Developing Pad-9 (four wells), expecting to complete all four horizontal sections in November 2024 and to start production in 1Q2025

-	Confluencia Norte Block (GeoPark non-operated, 50% WI): First exploration pad (three wells) to start production during 4Q2024

-	Llanos 123 Block: Drilling 2 appraisal wells

-	PUT-8 (GeoPark operated, 50% WI): Expected to spud the Bienparado Norte 1 (previously Machaca 1) exploratory well in November 2024

Breakdown of Quarterly Production by Country

The following table shows production figures for 3Q2024, as compared to 3Q2023:

	3Q2024			3Q2023
	Total (boepd)	Oil (bopd)[a]	Gas (mcfpd)	Total (boepd)	% Change
Colombia	31,429	31,305	747	31,780	-1%
Ecuador	1,786	1,786	-	659	171%
Brazil	-	-	-	774	-100%
Chile[b]	-	-	-	1,565	-100%
Total	33,215	33,091	747	34,778	-4%

a)	Includes royalties and other economic rights paid in kind in Colombia for approximately 6,073 bopd in 3Q2024. No royalties were paid in kind in Ecuador, Chile or Brazil. Production in Ecuador is reported before the Government’s production share of approximately 560 bopd

b)	Closing of the divestment transaction in January 2024

Quarterly Production

(boepd)	3Q2024	2Q2024	1Q2024	4Q2023	3Q2023
Colombia	31,429	33,956	32,832	34,154	31,780
Ecuador	1,786	1,652	1,483	1,419	659
Brazil	-	-	893	1,101	774
Chile[a]	-	-	264	1,641	1,565
Total[b]	33,215	35,608	35,473	38,315	34,778
Oil	33,091	35,504	34,255	35,842	32,510
Gas	124	104	1,218	2,473	2,268

a)	Closing of the divestment transaction in January 2024.

b)	In Colombia, production includes royalties paid in kind, and in Ecuador it is shown before the Government’s production share

Reporting Date for 3Q2024 Results Release, Conference Call and Webcast

GeoPark will report its 3Q2024 financial results on Wednesday, November 6, 2024, after market close.

GeoPark management will host a conference call on November 7, 2024, at 10:00 am (Eastern Standard Time) to discuss the 3Q2024 financial results.

To listen to the call, participants can access the webcast located in the Invest with Us section of the Company’s website at www.geo-park.com, or by clicking below:

https://events.q4inc.com/attendee/244911827

Interested parties may participate in the conference call by dialing the numbers provided below

United States Participants: +1 404-975-4839

Global Dial-In Numbers:

https://www.netroadshow.com/events/global-numbers?confId=72342

Passcode: 723049

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Invest with Us section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact:

INVESTORS:

Maria Catalina Escobar Shareholder Value and Capital Markets Director	mescobar@geo-park.com
Miguel Bello Investor Relations Officer	mbello@geo-park.com
Maria Alejandra Velez Investor Relations Leader	mvelez@geo-park.com

MEDIA:

Communications Department	communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Invest with Us” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentages included in this press release have not in all cases been calculated on the basis of such rounded amounts, but on the basis of such amounts prior to rounding. For this reason, certain percentages in this press release may vary from those obtained by performing the same calculations on the basis of the amounts in the financial statements. Similarly, certain other amounts included in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including, drilling campaign, production guidance, closing of acquisition transaction and production consolidation. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe
	Name:	Jaime Caballero Uribe
	Title:	Chief Financial Officer

Date: October 9, 2024